May 19, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barberena-Meissner:

Re:	Bilander Acquisition Corp.
Registration Statement on Form S-1
File No. 333-253419

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 17, 2021, in which we joined Bilander Acquisition Corp.’s request for the acceleration of the effective time of the above-referenced Registration Statement for 5:00 p.m., Eastern Time, on May 19, 2021, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective time. Thank you for your assistance in this matter.

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[Signature Page Follows]

Very truly yours,

mORGAN STANLEY & CO. llc
as representatives of the several underwriters

By:	/s/ Kyle McDonnell
Name:	Kyle McDonnell
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

deutsche bank securities inc.
as representatives of the several underwriters

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

evercore group l.l.c.
as representatives of the several underwriters

By:	/s/ James T. Chandler
Name:	James T. Chandler
Title:	Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]